Registrant	Assets as of September 30, 2016 (in thousands)	Minimum Required Bond Amount
Madison Funds	$1,959,151	$1,500,000
Ultra Series Fund	$1,917,467	$1,500,000
Madison Strategic Sector Premium Fund	$73,356	$400,000
Madison Covered Call and Equity Strategy Fund	$163,392	$600,000
Total Required Bond		$4,000,000
Total Amount of Joint Bond		$5,000,000